Exhibit 14.2

CODE OF BUSINESS CONDUCT AND ETHICS

Good ethics are good business. Tully’s views seriously its commitment to ethical business conduct throughout our company. Integrity in every aspect of Tully’s operations is a key element in our corporate culture. We do not want anyone to compromise sound standards of ethical behavior even if this action is based upon a sincere belief that such action might actually help us improve our financial performance. We place a high value on honesty, fair dealing and ethical business practice.

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every legal and ethical issue that may arise, but it does set out basic principles to guide all Tully’s directors. All of our directors must conduct themselves ethically and work to avoid even the appearance of improper behavior.

If you or someone you know is in a situation that you believe may violate or lead to a violation of this Code, please follow the guidelines described in Section 8.

1. HONESTY, ACCURACY, AND FAIR DEALING

You should act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts. All of our books, records, accounts and financial statements must be timely prepared, must accurately reflect transactions and all relevant matters, and must conform both to legal requirements and to our system of internal controls. All business expenses must be documented and recorded accurately. If you are not sure whether a potential expense is legitimate, rules and guidelines are available from the accounting department.

Employees in the accounting department, or others who keep the Company’s official records have an added professional responsibility to maintain Tully’s books, records, accounts and financial statements in a manner which is both accurate and auditable. It is against Tully’s policy to make entries that intentionally conceal or disguise the true nature of any transaction. No funds or accounts should be kept for purposes not fully and accurately disclosed. Unrecorded or “off the book” funds or assets should not be kept for any purpose.

You should respect the rights of and deal fairly and honestly with our customers, suppliers, competitors and other team members. You may not take proprietary information, possess trade secret information that was obtained without consent or induce disclosure of proprietary information or trade secrets from past or present employees of other companies, nor should you take unfair advantage of anyone through misrepresentation of material facts, fraud, abuse of privileged information or any other unfair dealing practice.

2. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Complying with the letter as well as the spirit of the law is the foundation of Tully’s ethical standards. Our directors must comply with all applicable laws. We encourage you to consult regularly with our General Counsel regarding compliance with laws, rules and regulations.

Payments to Government Personnel. The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to foreign government officials or political candidates to obtain or retain business. You must not pay any bribe, kickback, or other improper or illegal payment to government officials of any country to secure any kind of concession, contract or favorable treatment for you or Tully’s.

The U.S. government also has a number of laws and regulations that restrict business gratuities that may be accepted by U.S. government personnel. You must not promise, offer or deliver to a U.S. government official or employee a gift, favor or other gratuity in violation of these rules. State and local governments, as well as foreign governments, may have similar rules with which you must comply.

If you are conducting business with the governmental officials of any country, you must contact our General Counsel for guidance on the law governing payments and gift to government officials.

Insider Trading. As a Tully’s director, you will have access to confidential information about Tully’s or companies we do business with. You are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. To use confidential information for personal benefit or to “tip” others who might use the information for personal benefit or to make an investment decision is not only unethical but also illegal. To assist you in complying with laws against insider trading, Tully’s has adopted a detailed Insider Information and Trading Policy. Please carefully review this Policy for complete guidelines about your trading obligations.

3. CONFLICTS OF INTEREST, CORPORATE OPPORTUNITIES, AND GIFTS

Conflict of Interest. You must avoid conflicts of interest. A conflict of interest exists when a person’s private interest interferes in any way with the interests of Tully’s. Conflicts of interest may also arise when you or members of your family receive improper personal benefits as a result of your position with Tully’s. Loans to, or guarantees of obligations of, you or your family members may create conflicts of interest. Conflicts of interest may not always be clear-cut, so if you have a question, you should follow the guidelines described in Section 8.

In particular, any transaction, arrangement or relationship that involves Tully’s and (i) in which any Tully’s director, executive officer or shareholder owning at least 5% of any class of our voting securities (and the immediate family or any person sharing the household of any such director, executive officer or shareholder) has or will have a direct or indirect material interest, and (ii) the amount of which exceeds $120,000 must be submitted to the board of directors for review, consideration and approval.

Corporate Opportunities. You must not take for yourself opportunities that are discovered through the use of Tully’s property or information or otherwise through your position. You may not use Tully’s property or information or your position for improper personal gain, nor may you compete with Tully’s directly or indirectly. You owe a duty to Tully’s to advance its legitimate interests when the opportunity to do so arises.

Gifts. You must not give or accept gifts if the gift may be interpreted to indicate an intent to influence improperly the business relationships between Tully’s and its suppliers, customers, competitors or any outside party. Small gifts such as free meals or the exchange of nominal social amenities are permitted. To the extent that you are entertaining another party or being entertained, there must be a clear business purpose and no intention or even appearance of improper influence.

Although Tully’s generally relies on your good judgment to comply with its gift policy, you are specifically prohibited from (a) accepting gifts for relatives, friends or other associates or (b) accepting a cash gift at any time. If you are offered a cash gift, you must promptly report the gift to the General Counsel. If the return of the cash gift may result in undue embarrassment, or if the donor of the cash gift cannot be readily identified, the cash gift must be turned over to Tully’s.

If you receive a non-cash gift with a value in excess of $50, or if you are in doubt about the value of a gift, you should report it to the General Counsel. Non-cash gifts may include benefits that you do not routinely think of as a “gift,” such as trips, concert or other event tickets, or social outings. You may be required to turn over any such gifts to Tully’s.

You must comply with all applicable federal, state or local laws or regulations relating to gifts. In particular, keep in mind that gifts to government officials may violate the U.S. Foreign Corrupt Practices Act or other U.S. or foreign laws or regulations regarding business gratuities. Under no circumstances may you give or accept kickbacks in any form to or from a supplier or any other party.

4. PROTECTION AND PROPER USE OF RESOURCES AND INFORMATION

Assets. You are responsible for taking all reasonable steps to protect Tully’s assets. Any suspected fraud, theft or misuse of Tully’s assets should be immediately reported in accordance with the guidelines described in Section 8. Your obligation to protect our assets extends to property, products, and intellectual property including trademarks, trade secrets, patents and copyrights, as well as business, marketing and service plans, and any unpublished data and reports information regarding relationships with suppliers.

Information. Unless disclosure is authorized by Tully’s or required by law or regulation, you must hold and maintain confidential information in trust and confidence for the benefit of Tully’s and take reasonable precautions and other actions necessary to ensure that there is no unauthorized use or disclosure of confidential information. Confidential information includes all information relating to Tully’s that is not publicly available or that is treated by Tully’s as confidential, as well as all information provided to Tully’s by a supplier or other party with an expectation of confidentiality. You must protect confidential information even if your relationship with Tully’s ends.

5. PUBLIC DISCLOSURES

As a publicly traded company, Tully’s is subject to laws and regulations that govern how and when we disclose information. Only Tully’s Chairman, Chief Executive Officer and Chief Financial Officer, or a person authorized by one of them, is permitted to speak with investors or investment analysts about Tully’s, or to speak with the media about matters involving Tully’s financial condition, results of operations, future business prospects or similar topics. General media relations should be coordinated by Tully’s Director of Marketing or by designated public relations firms. You should always refer news reporters, stock analysts or others seeking information about Tully’s to one of the individuals listed above.

Disclosures in securities filings and public communications should be complete, fair, accurate, timely and understandable. If you become aware of any information concerning (a) material defects in the disclosures made by Tully’s in its public filings; (b) significant deficiencies in the design or operation of internal controls; (c) any material violation of the law or this Code; or (d) any attempt to coerce, manipulate, mislead, or fraudulently influence Tully’s independent auditor in its audit or review of the financial statements of Tully’s required to be filed with the SEC, you should follow the guidelines described in Section 8.

6. EMPLOYEE RELATIONS

Our goal is to make Tully’s an exciting and dynamic place to work, where all employees are given the opportunity to achieve their potential. A crucial factor in reaching this goal is ensuring that Tully’s work environment is one that is safe and free of illegal discrimination or harassment of any kind. We are committed to affording all individuals who have the necessary qualifications an equal opportunity to compete for employment and advancement within our company. You are responsible for helping to maintain a safe and healthy workplace by following health and safety rules and practices, as appropriate, and reporting accidents, injuries and unsafe conditions, procedures or behaviors.

7. PRICE FIXING

You may not discuss prices or make any formal or informal agreement with any competitor regarding prices, discounts, business terms, or the market segments and channels in which Tully’s competes, where the purpose or result of such discussion or agreement would be inconsistent with the applicable antitrust laws. If you have any question about this section or the applicable antitrust law, please contact the General Counsel.

8. COMPLIANCE AND WHISTLEBLOWER PROCEDURES

If you have questions about this Code of Business Conduct and Ethics, or if you have concerns about conduct that you believe violates or may lead to a violation of this Code, it is important that you raise them through one of the channels described below.

•	Discuss with General Counsel. You are always encouraged to bring questions or concerns to the General Counsel.

•	Report to one or more independent directors. You are encouraged to contact one or more independent directors concerning the issue.

•

Make anonymous reports online or through the compliance hotline. If you wish to make an anonymous report, you may make reports either online through Tully’s website or via a telephone compliance hotline. In either case, your submission will be anonymous and you will not be required to identify yourself.

✓	To make a report online, send on email to ETHICS@tullys.com or go to https://secure.ethicspoint.com/domain/en/default.asp.

✓	If you do not have internet access, call the confidential Tully’s compliance hotline at 1-800-963-5970.

Tully’s does not allow retaliation against employees for good faith reports of misconduct; any such retaliation would be a violation of this Code and may be prohibited under federal whistleblower protection laws, including Section 806 of the Sarbanes Oxley Act of 2002.

9. ADMINISTRATION AND ENFORCEMENT

The Board of Directors is responsible for the administration and enforcement of this Code of Business Conduct and Ethics, but it may delegate its responsibility to a committee of the Board. The Board shall take reasonable steps to monitor and audit compliance with the Code and to ensure that the Code continues to comply with all applicable rules and regulations.

Any waiver of this Code must be approved by the Board of Directors and will be promptly disclosed as required by law or regulation.

This Code of Business Conduct and Ethics was adopted by the Board of Directors on July 18, 2007. Amendments or changes to this Code may only be made by the Board. A copy of the most current version of this Code shall be posted on Tully’s website and intranet.

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